UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6‑K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 4th Floor
Zip Code C1107CPG – Capital Federal
Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Relevant event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: August 11, 2021	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

Cecilia Grierson 355 4° floor (1107) – City of Buenos Aires Tel +54 11 4319-3000 www.lomanegra.com.ar

City of Buenos Aires, August 11, 2021

Messrs.
Comisión Nacional de Valores (CNV)

Messrs.
Bolsas y Mercados Argentinos S.A. (BYMA)

Ref.: Ordinary Shareholders’ Meeting held on August 11, 2021 - Summary

Dear Sirs,

In compliance with section 4, Chapter II, Title II of the CNV Rules and section 79 of the Listed Rules of BYMA, below you will find a summary of the resolutions approved by the Ordinary Shareholders’ Meeting of Loma Negra C.I.A.S.A. held on August 11, 2021.

As already informed, the meeting was held remotely, in compliance with section 61 of the Argentine Capital Markets Law No. 26.831, General Resolution N°830/2020 of the CNV and section 18 of the company’s bylaws.

Marcos Palomba, appointed by the Corporate Governance and Investor Protection Department of the CNV as comptroller, and Diego Adel Vázquez, in representation of the Buenos Aires Stock Exchange, attended the meeting.

1°) Appointment of the persons in charge of subscribing the minute.

With a majority of votes, it was resolved that the minutes of the meeting would be prepared and signed, together with the Company's President, by the representative of the shareholder Intercement Trading e Inversiones Argentina S.L., by the representative of the Branch of Citibank N.A. in the Argentine Republic and by the representative of the shareholder FGS-ANSES.

2°) Appointment of a new principal director for the ongoing exercise due to Luiz Augusto Klecz’s resignation to his position as principal director.

With a majority of votes, Livio Hagime Kuze was appointed as principal director of the Company for the ongoing exercise in order to cover the vacancy generated by the resignation of Luiz Klecz as principal director on June 30, 2021, approved by the Board of Directors in the meeting held on July 2, 2021.

Sincerely,

Marcos I. Gradin
Investor Relations Officer
LOMA NEGRA C.I.A.S.A.